PROSPECTUS

                Filed pursuant to Rule 424(b)(4) of the Securities Act of 1933
                                                    Registration No. 333-65701



                                7,071,810 Shares


                                 LEUKOSITE, INC.
                                  Common Stock




     Selling stockholders identified in this prospectus may sell up to 7,071,810 shares of common stock of LeukoSite, Inc. LeukoSite will not receive any of the proceeds from the sale of shares by the selling stockholders. LeukoSite's common stock is listed on the Nasdaq National Market under the symbol "LKST". On October 28, 1998, the closing sale price of the common stock, as reported on the Nasdaq National Market, was $8.00 per share.





                  Investing in the common stock involves a high
                       degree of risk. See "Risk Factors,"
                              beginning on page 3.



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the National Market System of the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution."


               The date of this prospectus is November 2, 1998.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     -    Annual Report on Form 10-K for the year ended December 31, 1997;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

     -    Current Report on Form 8-K filed January 26,
          1998; and

     - The description of the common stock contained in LeukoSite's Registration Statement on Form 8-A filed with the SEC under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                  LeukoSite, Inc.
                  215 First Street
                  Cambridge, MA  02142
                  Attn:  Investor Relations
                  (617) 621-9350
                  information@LeukoSite.com



     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding LeukoSite's drug development programs, clinical trials, receipt of regulatory approval, capital needs, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and LeukoSite's actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.


RISK FACTORS

     Investing in LeukoSite's common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information in this prospectus.


     Uncertainty of Clinical Trial Outcomes. Three of our monoclonal antibody drug candidates, LDP-01, LDP-02 and LDP-03 (also known as CAMPATH), are currently being tested in human clinical trials. Clinical trials of drug candidates involve the testing of potential therapeutic agents in humans to determine the safety and efficacy of drug candidates. Many drugs in human clinical trials fail to demonstrate desired safety and efficacy characteristics. Drugs in later stages of development may fail despite having progressed through initial human testing. We cannot assure you that the clinical trials of any of our drug candidates will be successful. If we were unable to successfully complete the clinical trials of any of our drug candidates, it could have a material adverse effect on our business, financial condition and results of operations.


     Early Stage Product Development Programs. Many of our research and development programs are at an early stage. We have not completed clinical development of any of our monoclonal antibody products or selected any of our small molecule drug candidates for clinical development. Any drug candidates that we develop will require significant additional research and development efforts, extensive preclinical (animal and laboratory) and clinical testing, as well as regulatory approval. In addition, encouraging results obtained in laboratory testing alone do not necessarily mean that similar results will be obtained in later stages of preclinical development or in human clinical testing. Potential drug candidates are subject to inherent risks of failure. These risks include the possibilities that no drug candidate will be found safe or effective, meet applicable regulatory standards, or receive the necessary regulatory clearances.


     We cannot assure you that any drug candidates will be developed into commercially successful drugs. There may be delays in receipt of regulatory approvals. The drugs could be uneconomical to manufacture or produce on a large scale. We could be unable to successfully market the new drugs or achieve customer acceptance. The proprietary rights of others could stop us from being able to market the drugs, or third parties could market superior or equivalent drugs


     If we were unable to develop safe, commercially viable drugs, it would have a material adverse effect on our business, financial condition and results of operations.

     Dependence on Collaborative Partners. A key element of our strategy is to accelerate drug discovery and development programs and to fund capital requirements, in part, by entering into collaboration agreements with major pharmaceutical companies. We have entered into collaboration agreements with Warner-Lambert Company, Roche Bioscience, Kyowa Hakko Kogyo, Ltd. and Genentech, Inc. Under our collaboration agreements with Warner-Lambert, Roche Bioscience and Kyowa, our collaborative partners have the right, but not the obligation, to conduct preclinical and clinical trials of compounds developed during our collaboration and to develop and commercialize any drug candidates. Under the Genentech collaboration agreement, Genentech has the right, but not the obligation, to conduct

Phase III clinical trials of our LDP-02 monoclonal antibody product. Our receipt of revenues from milestones, royalties, co-promotion rights or profit-sharing under the collaboration agreements is dependent upon the activities and the development, manufacturing and marketing resources of our collaborative partners. Our collaborative partners have significant discretion in electing whether to pursue the development of any potential drug candidates. As a result, we cannot control the amount and timing of resources dedicated by our collaborative partners to our collaborations.

     We cannot assure you that our collaborative partners will pursue the development and commercialization of compounds resulting from our collaboration or that we will successfully derive any revenue from the sales of drugs. Certain drug candidates discovered by us may be competitive with our collaborative partners' drugs or drug candidates. Accordingly, we cannot assure you that our collaborative partners will proceed with the development of our drug candidates or that they will not pursue their existing or alternative technologies in preference to our drug candidates. Disagreements between us and our collaborative partners could lead to delays in research or in the development and commercialization of certain drug candidates or in litigation. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.


     We are relying on our collaborative partners to fund a significant portion of our research operations and clinical trials over the next several years. Although each of the collaboration agreements may be extended past its current term, we cannot assure you that these contracts will be extended or renewed. Each of the collaboration agreements is terminable by either party upon breach by the other party. Moreover, Warner-Lambert may terminate its collaboration agreements upon six months written notice. Kyowa may terminate its collaboration agreement by giving 60 days written notice. Genentech may terminate its collaboration agreement after December 1998, upon nine months written notice. We cannot assure you that any of the collaboration agreements will remain in effect for its expected term. The delay or termination of a collaboration agreement could force us to undertake unforeseen additional responsibilities or to devote unbudgeted additional resources to development or commercialization of a drug candidate. Those events could have a material adverse effect on our business, financial condition and results of operations.


     History of Losses and Expectation of Future Losses; Uncertainty of Future Profitability. LeukoSite was incorporated in May 1992 and has incurred a net operating loss every year. Our accumulated deficit was approximately $ 39.6 million through June 30, 1998. We expect to incur significant additional operating losses over the next several years due to expanded research and development efforts, preclinical and clinical trials and the funding of development activities under the joint venture with Ilex Oncology, Inc.

     In the next few years, we expect our revenues to be limited to any research support and milestone payments under the current collaboration agreements and any future collaboration agreements that we may establish. We cannot assure you that we will achieve the milestones that are required to receive additional funds from our current collaborative partners or that we will be able to maintain the collaboration agreements in effect. In addition, we can not assure you that we will be able to establish any additional collaborative relationships on acceptable terms, if at all. We cannot assure you that LeukoSite will operate profitably.

     Substantial Additional Financing Requirements; Uncertainty of Available Funding. We will require substantial additional funds in order to finance our drug discovery and development programs, fund operating expenses, pursue regulatory clearances, develop manufacturing, marketing and sales capabilities, and prosecute and defend our intellectual property rights. We depend upon our collaborative partners for research and clinical trials funding. We cannot give any assurance that funding will continue under our existing collaboration agreements, or that existing and potential collaboration agreements will be sufficient to fund our operating expenses.

     We intend to seek additional funding through public or private financing or through collaboration arrangements with collaborative partners. If we raise funds by selling equity securities, sales may dilute your share ownership and future investors may be granted rights superior to yours. We cannot give any assurance, however, that additional financing will be available on acceptable terms, if at all.

     Impact of Extensive Government Regulation. The LeukoSite products under development are subject to regulation by the federal government, including the Food and Drug Administration, and by state and local governments. If our products are marketed abroad, they will also be subject to export requirements and to regulation by foreign governments. The applicable regulatory approval process is lengthy and expensive and must be completed prior to the commercialization of a product. We cannot give any assurance that we will be able to obtain necessary regulatory approvals on a timely basis, if at all, for any of our products under development. Delays in receipt or failure to receive such approvals or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

     Product development and approval to meet FDA regulatory requirements takes a number of years, involves the expenditure of substantial resources and is uncertain. Many products that initially appear promising ultimately do not reach the market because they are not found to be safe or effective. In addition, the current regulatory framework could change and additional regulations may arise at any stage of product development that may affect approval, delay the submission or review of an application or require additional expenditures.

     We cannot be certain if and when we or our collaborative partners will submit any marketing applications for any of our product candidates for any indications. We cannot provide any assurance that any clinical studies will be completed or, if completed, will demonstrate that the products are safe and effective. We cannot provide any assurance that required approvals will be granted by FDA on a timely basis, or at all, for any of these products for any indications.


     All of our product candidates will require FDA and foreign government approvals for commercialization. As yet, no approvals have been obtained to market any drug. We have completed patient enrollment in our licensing trial of CAMPATH (also known as LDP-03) but have not completed analysis of the results of the trial. We cannot be certain as to the clinical efficacy and safety characteristics of CAMPATH at this time. We have commenced clinical trials of our LDP-01 and LDP-02 product candidates in the United Kingdom and intend to continue to perform preclinical and clinical trials in the United Kingdom, subject to receipt of required U.K. regulatory approvals. FDA may require us to repeat certain or all U.K. clinical trials in order to receive approval to market the drugs in the United States, which would increase the time and expense required to obtain FDA approval.


     The effect of government regulation may be to delay marketing of our products for a considerable or indefinite time, impose costly procedural requirements and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect our marketing strategy as well as our ability to generate revenue from product sales. The failure to obtain marketing approval of our products on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

     Uncertainties Relating to Patents and Proprietary Rights. Our success will depend in part on our ability to obtain United States and foreign patent protection for our drug candidates and processes, preserve our trade secrets, and operate without infringing the proprietary rights of third parties. We place considerable importance on obtaining patent protection for significant new technologies, products and processes. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing. Our patent position is highly uncertain and involves complex legal and factual questions. We cannot be certain that the applicants or inventors of subject matter covered by patent applications or patents owned by or licensed to us were the first to invent or the first to file patent applications for such inventions. We cannot give any assurance that any patents will issue from any of the pending or future patent applications we own or have licensed. Existing or future patents owned by or licensed to us may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, we cannot give any assurance that any rights we may have under any issued patents will provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.


     If another party claims the same subject matter or subject matter overlapping with subject matter that we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine priority of invention. Losing an interference proceeding would deprive us of patent protection sought or previously obtained. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable.


     In addition to patent protection, we rely on trade secrets, proprietary know-how, and confidentiality provisions in agreements with our collaborative partners, employees and consultants to protect our intellectual property. We also rely on invention assignment provisions in agreements with employees and certain consultants. We cannot give any assurance that these agreements will not be breached or that we would have adequate remedies for any such breach. We cannot give any assurance that our trade secrets, proprietary know-how and intellectual property will not become known or be independently discovered by others.

     Our product candidates, LDP-01, LDP-02 and LDP-03 (CAMPATH), are humanized monoclonal antibodies. We are aware that patents have been issued in the United States and abroad to third parties that relate to certain humanized antibodies, products useful for making humanized antibodies, and processes for making and using humanized antibodies. We may choose to seek or be required to seek licenses under certain of these patents. We cannot give any assurance that we will be able to obtain those licenses on acceptable terms, or at all. In such event, the development, manufacture and sale of our product candidates or products could be severely restricted or prohibited.


     We are also aware of other third party applications in the United States and abroad relating to certain humanized monoclonal antibodies, products useful for making humanized antibodies, and processes for making and using humanized antibodies. We may choose to seek or be required to seek licenses under some or all of the patents which might issue from these patent applications. We cannot give any assurance that we will be able to obtain those licenses on acceptable terms, or at all. In such event, the development, manufacture and sale of our drug candidates or products could be severely restricted or prohibited.


     Litigation in the pharmaceutical and biotechnology industry regarding patents and other proprietary rights has been significant and widespread. Litigation or other proceedings may be necessary to assert claims of infringement, to enforce patents owned by or licensed to us, to protect trade secrets, know-how or other intellectual property rights owned by or licensed to us, or to determine the scope or validity of proprietary rights of third parties and defend against claims of infringement thereof. There can be no assurance that any of the patents owned by or licensed to us will ultimately be held valid or that efforts to assert or defend any patents, trade secrets, know-how or other intellectual property rights would be successful. Similarly, there can be no assurance that the products or processes we use will not be held to infringe patents or other intellectual property rights of others. The expenses of intellectual property litigation or other proceedings are likely to be substantial, and could have a material adverse effect on our business, operating results and financial condition. An adverse outcome in litigation or a proceeding could subject us to significant liabilities or require us to cease certain activities. If any of our present or future products or processes is alleged or determined to infringe upon the patents or impermissibly use the intellectual property of others, we may choose or be required to obtain licenses from third parties under their patents or proprietary rights. We cannot give any assurance that we will be able to obtain those licenses on acceptable terms, or at all. In such event, the development, manufacture and sale of our drug candidates or products could be severely restricted or prohibited.


     Intense Competition. The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products.

     We cannot give any assurance that our competitors will not succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. We cannot give any assurance that drugs resulting from our research and development efforts, if approved for sale, will be able to compete successfully with our competitors' existing products or products under development.

     Rapid Technological Change. Biotechnology and related pharmaceutical technology have undergone and are subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with developing those products.

     Reliance on Contract Manufacturers; Lack of Manufacturing Experience. We are dependent on other people for the manufacture of our product candidates. We are aware of only a limited number of manufacturers who we believe have the ability and capacity to manufacture our drug candidates for preclinical and clinical trials. We have entered into an agreement with Dr. Karl Thomae, GmbH, a contract manufacturer, for the production of CAMPATH (LDP-03) for clinical trials. We have been relying on the Therapeutic Antibody Centre for the manufacture of LDP-01 and LDP-02 for preclinical testing. We intend to employ the manufacturing capability of the Therapeutic Antibody Centre through other early clinical trials. If we were required to transfer manufacturing processes to other manufacturers, we could experience significant delays in supply. If, at any time, we were unable to maintain, develop or contract for manufacturing capabilities on acceptable terms, our ability to conduct preclinical and clinical trials will be adversely affected and there would be delays in the submission of drug candidates for regulatory approvals.


     Our collaborative partners generally have the exclusive right to manufacture products resulting from our collaborations. We have no experience in manufacturing and currently lack the facilities and personnel to manufacture products in accordance with Good Manufacturing Practices as prescribed by the FDA or to produce an adequate supply of compounds to meet future requirements.


     Risks Associated with Ilex Joint Venture. We have entered into a joint venture with Ilex for the development and commercialization of CAMPATH (LDP-03) for the treatment of chronic lymphocytic leukemia. As part of the joint venture, we are obligated to share fifty percent of the development costs of CAMPATH. We cannot give any assurance that we will have the cash available or will desire to maintain our commitment to the joint venture. In the event that we fail for any reason to make a required capital contribution to the joint venture, Ilex may gain control of the management of the joint venture and become entitled to a greater share of the profits derived from product sales of CAMPATH.


     We can also give no assurance that Ilex will have the cash available or will desire to maintain its commitment to the joint venture. In the event that Ilex fails for any reason to make a required capital contribution to the joint venture, we may be required to make additional capital contributions to the joint venture to maintain the desired level of development activities by the joint venture. We can give no assurance that we will be able to compensate for any failure by Ilex to make any capital contribution or that the joint venture would be able to continue operations with lesser funding. In addition, after the earlier of a change in control of Ilex or LeukoSite or October 2, 2000, either company has the right to purchase the other company's ownership of the joint venture in the event of an unresolved deadlock. As a result, we can give no assurance that we will be able to recoup our investment in the joint venture.

     Dependence on Key Personnel. We believe that our ability to successfully implement our business strategy is highly dependent on our management and scientific team. None of our executive officers has entered into an employment agreement. The loss of services of one or more of these individuals might hinder the achievement of our development objectives. We are highly dependent on our ability to hire and retain qualified scientific and technical personnel. The competition for these employees is intense. We cannot give any assurance that we will continue to be able to hire and retain the qualified personnel needed for our business. Loss of the services of or the failure to recruit key scientific and technical personnel could adversely affect our business, operating results and financial condition.

     Control by Existing Stockholders. LeukoSite's officers, directors and principal stockholders own or control approximately 47.25% of the outstanding common stock. As a result, these stockholders, acting together, will have the ability to control most matters requiring approval by the stockholders.

     Absence of Dividends. We have never declared or paid cash dividends. We do not intend to declare or pay any cash dividends in the foreseeable future.

                                   THE COMPANY

     LeukoSite is a biotechnology company developing proprietary drugs designed to block the disease-promoting action of white blood cells. The focus of LeukoSite's research and development is on drugs for the treatment of cancer, autoimmune and inflammatory diseases. The mailing address and telephone number of our principal executive office is 215 First Street, Cambridge, MA 02142
(617) 631-9350.


                               RECENT DEVELOPMENTS

     On July 1, 1998, LeukoSite raised approximately $11.8 million in a private placement of common stock. LeukoSite issued approximately 1,970,000 shares of common stock.


                                 USE OF PROCEEDS

     LeukoSite will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

     Under a Registration Rights Agreement dated July 1, 1998 among LeukoSite and certain selling stockholders, we agreed to register the LeukoSite common stock sold to those selling stockholders in the private placement and to use our best efforts to keep the Registration Statement effective for two years, or until all of the shares are sold under the Registration Statement, whichever comes first. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of September 30, 1998, by each of the selling stockholders.


     The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with the Company. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming each selling stockholder sells all of its shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.






                                                   Shares
                                                Beneficially        Number
                                                   Owned             Of Shares             Shares
                                               Prior to Offering     Being           Beneficially Owned
Name and Address of Beneficial Owner                 (1)             Offered          After Offering (1)
------------------------------------           -----------------    --------         -------------------
                                                                                     Number     Percent
Entities Affiliated with HealthCare Ventures      2,482,343         2,479,093          3,250      *
LLC (2)
44 Nassau Street
Princeton, New Jersey 08542

Timothy Springer (3)                                773,741           770,825          2,916      *
Center for Blood Research
200 Longwood Avenue
Boston, Massachusetts 02115

Entities Affiliated with Schroders PLC (4)          756,451           291,667        464,784        4.9
120 Cheapside
London EC2V 6DS
England

Warner-Lambert Company                             618,466           618,466           --        *
201 Tabor Road
Morris Plains, New Jersey 07950

Roche Finance Ltd                                   610,301           610,301           --        *
c/o Hoffman-La Roche, Ltd.
124 Grensacherstrasse
CH-4002 Basel
Switzerland

Entities Affiliated with Rho Management
Co., Inc.(5)                                       548,307           548,307           --        *
767 Fifth Avenue
New York, New York 10153


                                                   Shares
                                                Beneficially        Number
                                                   Owned             Of Shares             Shares
                                               Prior to Offering     Being           Beneficially Owned
Name and Address of Beneficial Owner                 (1)             Offered          After Offering (1)
------------------------------------           -----------------    --------         -------------------
                                                                                     Number     Percent

Lombard Odier & Cie                                425,325           425,325                --     *
   Toedistrasse 36
   CH8027
   Zurich, Switzerland

Perseus Capital, LLC                                416,667           416,667               --     *
   The Army and Navy Club Building
   1627 I Street NW
   Suite 610
   Washington, DC 20006

S.R. One Ltd                                        222,222           222,222               --     *
   Bay Colony Executive Park, Suite 315
   565 East Swedesford Road
   Wayne, Pennsylvania 19087

Goldman Sachs & Co.                                 166,667           166,667               --     *
   One New York Plaza
   New York, New York 10004

Springer Family Trust                               134,067           134,067               --     *
   245 Walcott Road
   Chestnut Hill, Massachusetts


Peretz Family Investments (6)                       115,758           115,758               --     *
   20 Larchwood Drive
   Cambridge, MA 02138

New Day Investment Partnership                      111,111           111,111               --     *
   6690 LaJolla Scenic South
   LaJolla, California 92037


Entities Affiliated with Weiss Peck & Greer LLC (7)  71,111            71,111               --     *
   One New York Plaza
   New York, New York 10004


YK Capital L.P. (8)                                  50,000            50,000               --     *
   509 Rochampton Road
   Hillsborough, California 94010

Four Partners                                        33,334            33,334               --     *
   667 Madison Avenue
   7th Floor
   New York, New York 10021


Christopher Walsh (9)                                10,898               945              9,953   *
   Harvard Medical School
   45 Shattuck Street
   Boston, Massachusetts 02115


Daniel Kisner                                         5,444             5,444               --     *
   1849 Montgomery Avenue
   Cardiff, California 92007


                                                   Shares
                                                Beneficially        Number
                                                   Owned             Of Shares             Shares
                                               Prior to Offering     Being           Beneficially Owned
Name and Address of Beneficial Owner                 (1)             Offered          After Offering (1)
------------------------------------           -----------------    --------         -------------------
                                                                                     Number     Percent

Todd Noonan                                             500               500               --     *
   International Creative
   Management, Inc.
   40 West 57th Street, 18th Floor
   New York, New York 10019




*    Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of September 30, 1998, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.


(2) Includes shares held by HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P. and HealthCare Ventures V, L.P. Includes 3,250 shares of Common Stock which HealthCare Ventures, LLC has the right to acquire within 60 days of September 30, 1998 upon the exercise of stock options. Mr. John Littlechild, a director of the Company, is a general partner of the general partner of HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P. and HealthCare Ventures V, L.P.



(3) Includes shares held by Dr. Springer's wife and the Springer Family Trust. Dr. Springer disclaims beneficial ownership of all shares owned by his wife and beneficial ownership of the shares owned by the Springer Family Trust except to the extent of his proportional interest. Includes 2,916 shares of Common Stock which Dr. Springer has the right to acquire within 60 days of September 30, 1998 upon the exercise of stock options. Dr. Springer is a director of the Company.



(4) Includes shares held by Schroder Ventures International Life Sciences Fund L.P. 1, Schroder Ventures International Life Science Fund L.P. 2, Schroder Ventures International Life Sciences Trust, Schroders Incorporated, and Schroder Ventures International Life Sciences Fund Co-Investment Scheme. Includes 3,250 shares of Common Stock which Schroders PLC has the right to acquire within 60 days of September 30, 1998 upon the exercise of stock options. Ms. Kate Bingham, a director of the Company, is a partner of Schroders PLC.



(5)  Includes shares held by Rho Management Trust II.



(6) Dr. Martin Peretz, a director of the Company, is a general partner of the Peretz Family Investments.



(7) Includes shares held by WPG Life Sciences Fund, L.P. and WPG Institutional Life Sciences, L.P.



(8) Dr. Yasunori Kaneko, a director of the Company, is a general partner of YK Capital, L.P.



(9) Includes 4,468 shares of Common Stock which Dr. Walsh has the right to acquire within 60 days of September 30, 1998 upon the exercise of stock options. Dr. Walsh is a director of the Company.

                              PLAN OF DISTRIBUTION

         The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

         o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Stock Market,
         o        in the over-the-counter market,
         o        in private transactions,
         o        through options,
         o        by pledge to secure debts and other obligations, or
         o        a combination of any of the above transactions.

         If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         All expenses of this registration will be paid by LeukoSite. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.


                                  LEGAL MATTERS

         Bingham Dana LLP, Boston, Massachusetts will give its opinion that the shares offered in this prospectus have been validly issued and are fully paid and non-assessable. Justin P. Morreale, a partner at Bingham Dana LLP, is the Secretary of LeukoSite. Other partners and associates at Bingham Dana LLP own a total of approximately 1,600 shares of common stock.

                                     EXPERTS

         The consolidated financial statements of LeukoSite as of and for the year ended December 31, 1997, incorporated by reference into this prospectus and this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts as giving said report.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of November 2, 1998. You should not assume that this prospectus is accurate as of any other date.

         Table of Contents



                                    Page
                                    ----
Where You Can Get More
  Information ..................     2

Forward-looking Statements .....     3

Risk Factors ...................     3

The Company ....................     9

Recent Developments ............     9

Use of Proceeds ................     9

Selling Stockholders ...........    10

Plan of Distribution ...........    13

Legal Matters ..................    13

Experts  .......................    14






                 7,071,810 Shares




                  LeukoSite, Inc.


                   Common Stock


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                    PROSPECTUS

                 November 2, 1998

                -------------------